FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Director/PDMR Shareholding

25 March 2021 15:00 GMT

Transactions by Persons Discharging Managerial Responsibilities

AstraZeneca PLC (the Company) announced that, on 23 and 24 March 2021, awards of the Company's ordinary shares of $0.25 each (Ordinary Shares) vested to certain Persons Discharging Managerial Responsibilities of the Company (PDMRs) under the AstraZeneca Deferred Bonus Plan (AZDBP) and AstraZeneca Performance Share Plans (AZPSP).

The AZDBP award was granted on 23 March 2018, following the deferral of a portion of each PDMR's annual bonus paid in respect of 2017 performance into Ordinary Shares, and vested on completion of the three-year holding period.

The AZPSP award was granted on 24 March 2016 and was subject to a three-year performance period. On the third anniversary of grant the award was placed in a two-year holding period. The award vested at the end of that holding period. Application of the performance measures specified at the time of grant resulted in 79% of the AZPSP award vesting and the remaining unvested part lapsing.

Following the reinvestment of dividends accrued during the performance and holding periods of the AZPSP award and during the deferral period of the AZDBP award, and the withholding of shares to satisfy certain tax obligations arising on vesting, the PDMRs' beneficial interests in Ordinary Shares changed as detailed in the table below:

PDMR	Ordinary Shares acquired under the AZDBP	Ordinary Shares acquired under the AZPSP
Pascal Soriot	13,241	110,966
Marc Dunoyer	4,214	27,355

For tax purposes, the fair market value of an Ordinary Share at vest of the AZDBP award was 7344 pence, being the closing price on the last trading day preceding the vesting. The fair market value of an Ordinary Share at vest of the AZPSP award was 7215 pence, being the closing price on the last trading day preceding the vesting.

Further details are set out in the attached notifications, made in accordance with the requirements of the EU and UK Market Abuse Regulations.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to a vesting under the AstraZeneca Deferred Bonus Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	13,241
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	23 March 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to a vesting under the AstraZeneca Deferred Bonus Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	4,214
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	23 March 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Pascal Soriot
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to a vesting under the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	110,966
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	24 March 2021
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Marc Dunoyer
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AstraZeneca PLC
b)	LEI	PY6ZZQWO2IZFZC3IOL08
4i	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of US$0.25 each in AstraZeneca PLC GB0009895292
b)	Nature of the transaction	Acquisition of ordinary shares pursuant to a vesting under the AstraZeneca Performance Share Plan, for nil consideration.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		0	27,355
d)	Aggregated information - Aggregated volume - Price	Not applicable - single transaction
e)	Date of the transaction	24 March 2021
f)	Place of the transaction	Outside a trading venue

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary